UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64117/ March 24, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14215

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IN THE MATTER OF   :

                                          :   ORDER MAKING FINDINGS

CHINA 9D CONSTRUCTION GROUP   :   AND REVOKING

                                          :   REGISTRATION BY DEFAULT

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       The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on February 2, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). A hearing is currently scheduled for March 28, 2011.

       The Division of Enforcement has provided evidence that China 9D Construction Group (China 9D) was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) through personal service and delivery by U.S. Postal Service Express Mail to its registered agent by February 4, 2011, and February 7, 2011, respectively. Respondent's Answer was due ten days from the date of service. See OIP at 2; 17 C.F.R. § 201.220(b). To date, Respondent has not filed an Answer, and the time for filing has expired. Since Respondent has not filed an Answer or otherwise defended the proceeding, it is in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true, with official notice taken of the Commission's public official records found in its EDGAR database. See 17 C.F.R. §§ 201.155(a), .323.

       China 9D (CIK No. 1321223) is a revoked Nevada corporation located in Hangzhou City, Zhejiang Province, People's Republic of China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended September 30, 2007. As of January 25, 2011, the company's common stock (symbol CNAG) was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc., had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

       In addition to its repeated failures to file timely periodic reports, Respondent has also failed to heed a delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by rule, did not receive the letter.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports; Rule 13a-13 requires issuers that file annual reports on Form 10-K to file quarterly reports on Form 10-Q. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, China 9D failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondent.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of China 9D Construction Group is hereby REVOKED.

Robert G. Mahony
Administrative Law Judge